

Mail Stop 4720

February 15, 2018

Xi Wen
Chairman, President and Secretary
Senmiao Technology Limited
16F, Shihao Square, Middle Jiannan Blvd.
High-Tech Zone, Chengdu
Sichuan, People's Republic of China 610000

> **Re:** **Senmiao Technology Limited**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 13, 2018**
> **File No. 333-221225**

Dear Mr. Wen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

Corporate History and Structure, page 2

1. With reference to Item 3 in the Yuan Tai Law Office exhibit (Exhibit 5.2), please revise to disclose the substance of the paragraph and clarify what consideration has not been paid and the amounts due at March 31, 2018.

2. In addition, disclose the information in paragraph 2.1 of the Exclusive Business Cooperation Agreement and clarify the expected impact of possible future dividends and net income of the Company.

Exhibit 5.1

3. Please revise and refile the Exhibit to also opine on the warrants being registered. See Staff Legal Bulletin 19 and Section IIB.1.f.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact John Spitz, Staff Accountant, at 202-551-3484 or Michael Volley, Staff Accountant, at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Richard I. Anslow, Esq.